EXHIBIT 5

July 7, 2006

State Street Corporation
One Lincoln Street
Boston, Massachusetts 02111

Ladies and Gentlemen:

This opinion is furnished to you in connection with Post-Effective Amendment No. 1 to the registration statement on Form S-8 (the “Registration Statement”), Registration Number 333-99989, filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, for the registration of shares of common stock of State Street Corporation, a Massachusetts corporation (the “Company”) that are subject to outstanding options granted under the 1997 Equity Incentive Plan that are forfeited or cancelled in whole or in part (the “Shares”). Pursuant to the Post-Effective Amendment, the Common Stock so registered may be issued pursuant to certain awards (the “Awards”) under the Company’s 2006 Equity Incentive Plan (the “Plan”).

We are familiar with the actions taken by the Company in connection with the adoption of this Plan. For purposes of this opinion, we have examined or relied upon such documents, records, certificates and other instruments as we have deemed necessary, including the Registration Statement and the Plan.

We have made such examination of Massachusetts law as we have deemed relevant for purposes of this opinion but have not made any review of the laws of any other state or jurisdiction. Accordingly, this opinion is limited to Massachusetts law.

Based upon the foregoing, we are of the opinion that the Shares to be issued pursuant to the Plan have been duly authorized and, when issued in accordance with the Plan, will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. Our consent shall not be deemed an admission that we are experts whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP